

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3720

July 24, 2008

Mr. Ron Carter
President
Revolutionary Concepts, Inc.
2622 Ashby Woods
Matthews, NC 28105

Re: Revolutionary Concepts, Inc.
Registration Statement on Form S-1/A, file no. 333-151177
Filed on July 15, 2008

Dear Mr. Carter:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Front Cover Page</u>

1. Please revise to indicate that you are filing an amendment to Form S-1 in
    subsequent amendments to the filing.

Recent Financing Transactions, page 7

2. We note that you issued promissory notes to four non-related parties in the amount of $306,000. It does not appear that you have reflected this transaction in your financial statements. Please clarify the date of the transaction and revise your financial statements to reflect the borrowing or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Summary of Critical Accounting Policies, page 16

Unpaid Capital Contributions, page 18

3. We note your disclosure that you will record any shortfall in the repayment of the loans to officers and directors as unpaid capital contributions. While we believe the outstanding balance of these loans should be recorded as a reduction to stockholders' equity while the loans are outstanding, it appears that any defaulted loans should be written off as compensation expense in the income statement since they were made in lieu of compensation. Please revise your policy or advise.

Results of Operations, page 20

4. We note your response to prior comment 13. Please revise here, and in the appropriate part of your discussion of quarterly results, to explain in more detail how your assets increased in the respective periods "due to the increase in Patent from further developments of [y]our Eyetalk Communicator."

Liquidity and Capital Resources, page 21

5. We note your response to prior comment 14. Please revise to address, as previously requested, how the company expects to repay the promissory note due on October 2008, as well as to fund advances to management.

Cash Flows from Operating Activities, page 21

6. We note your response to prior comment 15, and are reissuing the comment. Please revise to explain how net cash used in operating activities of $17,841 was primarily attributable to a net loss of $29,006.

Plan of Distribution, page 32

7. We note your response to prior comment 25, and the reference you have retained on page 33 to selling shareholders that "may also sell shares under Rule 144 under

the Securities Act of 1933, if available." Since you have identified here and elsewhere the selling shareholders as being statutory underwriters, they will be unable to rely upon Rule 144 for their resales. Please remove the reference to Rule 144, or advise us why reliance upon Rule 144 is permitted.

Financial Information, page 38

8. We note that you removed your financial statements for the quarter ended March 31, 2008. Revise to provide updated financial statements in accordance with the requirements of Rule 8-08 of Regulation S-X.

9. We note that you restated numerous accounts in your financial statements. Regarding these restatements, please address the following:

- Label each column in your financial statements as "restated."
- Disclose in the notes to the financial statements the nature of the errors in the previously issued financial statements and provide the disclosures required by paragraph 26 of SFAS 154.
- Ask your auditor to revise the report to state that the financial statements have been restated as discussed in the notes to the financial statements.

Statement of Cash Flows, page 42

10. We note your response to prior comment 30, where you state that you reclassified certain items as investing activities. It appears that you have reflected these items as cash flows from financing activities rather than investing activities. Revise your statement of cash flows to reclassify cash flows relating to purchases of equipment and patent costs to "cash flows from investing activities," based on the guidance in SFAS 95. In addition, revise your discussion of cash flows in your MD&A at page 21 to reflect your revised amounts.

11. We note your response to prior comment 31. It appears that your cash flow statement includes certain non-cash activities, such as the issuance of common stock in exchange for services. Please revise your statement of cash flows to reflect only activities that involve cash transactions.

Statements of Stockholders' Accumulated Deficit, page 41

12. We reissue prior comment 32. Please revise your statement of stockholders' deficit to disclose the date and number of shares for each issuance of shares for cash or other consideration, as required by paragraph 11d of SFAS 7.

Note 1 – Summary of Significant Accounting Policies, page 44

13. We note your response to prior comment 34. Revise your disclosure here and at page 17 within MD&A to reflect your revised accounting policy regarding research and development costs, which is that such costs are expensed as incurred.

Signatures

14. We note your response to prior comment 36. Please revise to indicate who is signing in the capacity of controller or principal accounting officer. Refer to Form S-1, Signatures, Instruction 1.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Melissa Hauber, Staff Accountant, at (202) 551-3353, or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Charles Barkley, Esq.
       via facsimile, 704-944-4280